SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Qorvo, Inc.

─────────────────────────────

(Name of Issuer)

Common Stock, $0.0001 par value

─────────────────────────────

(Title of Class of Securities)

74736K101

─────────────────────────────

(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, NY, 10017
212-845-7977

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY, 10019
212-451-2300

MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY, 10019
212-451-2300

─────────────────────────────

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

04/14/2025

─────────────────────────────

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of reporting person Starboard Value LP		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,270,655.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 8,270,655.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 8,270,655.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 8.9 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,730,607.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 3,730,607.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 3,730,607.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 4.0 %		
14	Type of Reporting Person (See Instructions) CO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	Name of reporting person STARBOARD VALUE & OPPORTUNITY S LLC
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 507,252.00
	8	Shared Voting Power 0.00
	9	Sole Dispositive Power 507,252.00
	10	Shared Dispositive Power 0.00

11	Aggregate amount beneficially owned by each reporting person 507,252.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 0.5 %
14	Type of Reporting Person (See Instructions) OO

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value & Opportunity C LP
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** WC
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 397,133.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 397,133.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 397,133.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 0.4 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person Starboard Value R LP		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 397,133.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 397,133.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 397,133.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0.4 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value & Opportunity Master Fund L LP		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** WC		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 196,840.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 196,840.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 196,840.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 0.2 %		
14	**Type of Reporting Person (See Instructions)** PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value L LP
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)

3	**SEC use only**

4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 196,840.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 196,840.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 196,840.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 0.2 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person Starboard Value R GP LLC		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 593,973.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 593,973.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 593,973.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 0.6 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person Starboard X Master Fund Ltd		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization CAYMAN ISLANDS		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,332,439.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,332,439.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,332,439.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 1.4 %		
14	Type of Reporting Person (See Instructions) CO		

Comment for Type
of Reporting
Person:

SCHEDULE 13D

1	Name of reporting person Starboard G Fund, L.P.		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) WC		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 1,248,472.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 1,248,472.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 1,248,472.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 1.3 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	**Name of reporting person** Starboard Value G GP, LLC		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,248,472.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,248,472.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,248,472.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 1.3 %		
14	**Type of Reporting Person (See Instructions)** OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	**Name of reporting person** Starboard Value A LP		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 1,248,472.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,248,472.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,248,472.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 1.3 %		
14	**Type of Reporting Person (See Instructions)** PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	**Name of reporting person** Starboard Value A GP LLC		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 1,248,472.00	
	8	**Shared Voting Power** 0.00	
	9	**Sole Dispositive Power** 1,248,472.00	
	10	**Shared Dispositive Power** 0.00	
11	**Aggregate amount beneficially owned by each reporting person** 1,248,472.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 1.3 %		
14	**Type of Reporting Person (See Instructions)** OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	Name of reporting person Starboard Value GP LLC		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,270,655.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 8,270,655.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 8,270,655.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 8.9 %		
14	Type of Reporting Person (See Instructions) OO		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	**Name of reporting person** Starboard Principal Co LP
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** OO
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:		
	7	**Sole Voting Power** 8,270,655.00
	8	**Shared Voting Power** 0.00
	9	**Sole Dispositive Power** 8,270,655.00
	10	**Shared Dispositive Power** 0.00

11	**Aggregate amount beneficially owned by each reporting person** 8,270,655.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 8.9 %
14	**Type of Reporting Person (See Instructions)** PN

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person Starboard Principal Co GP LLC		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,270,655.00	
	8	Shared Voting Power 0.00	
	9	Sole Dispositive Power 8,270,655.00	
	10	Shared Dispositive Power 0.00	
11	Aggregate amount beneficially owned by each reporting person 8,270,655.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 8.9 %		
14	Type of Reporting Person (See Instructions) OO		

**Comment for Type
of Reporting
Person:**

SCHEDULE 13D

CUSIP No. 74736K101

1	**Name of reporting person** Smith Jeffrey C		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** OO		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 8,270,655.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 8,270,655.00	
11	**Aggregate amount beneficially owned by each reporting person** 8,270,655.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 8.9 %		
14	**Type of Reporting Person (See Instructions)** IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP No. 74736K101

1	Name of reporting person Feld Peter A		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) OO		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 8,270,655.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 8,270,655.00	
11	Aggregate amount beneficially owned by each reporting person 8,270,655.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 8.9 %		
14	Type of Reporting Person (See Instructions) IN		

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1.   **Security and Issuer**

  (a)   **Title of Class of Securities:**

       Common Stock, $0.0001 par value

  (b)   **Name of Issuer:**

       Qorvo, Inc.

  (c)   **Address of Issuer's Principal Executive Offices:**

       7628 THORNDIKE ROAD, GREENSBORO, NC 27409

Item 1 Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 4.   **Purpose of Transaction**

Item 4 is hereby amended to add the following:

On April 14, 2025, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter"), dated April 14, 2025, nominating Peter A. Feld (the "Nominee") for election to the Issuer's Board of Directors (the "Board") at the Issuer's 2025 annual meeting of stockholders (the "Annual Meeting"). As evidenced by Mr. Feld's detailed biography below, Starboard believes Mr. Feld's extensive knowledge of the capital markets, corporate finance, and public company governance practices as a result of his investment experience, together with his significant public company board experience, would make him a valuable asset to the Board.

Peter A. Feld has served as a Managing Member, Portfolio Manager and Head of Research of Starboard Value LP since April 2011. Prior to founding Starboard in 2011, Mr. Feld was a Managing Director and Head of Research at Ramius LLC for funds that comprised the Value and Opportunity investment platform. Prior to joining Ramius in February 2005, Mr. Feld was an analyst in the Technology Investment Banking group at Banc of America Securities LLC. Mr. Feld currently serves on the board of directors of Gen Digital Inc., a global leader dedicated to powering Digital Freedom through its family of consumer brands, since September 2018. Previously, he served as a member of the boards of directors of Green Dot Corporation, a financial technology company, from March 2022 to October 2023; GCP Applied Technologies, Inc., a technology company, from June 2020 until it was acquired by Compagnie de Saint-Gobain S.A. in September 2022; Magellan Health, Inc., a healthcare company, from March 2019 until it was acquired by Centene Corporation in January 2022; AECOM, a multinational infrastructure firm, from November 2019 to June 2020; Marvell Technology Group Ltd., a storage, networking and connectivity semiconductor solutions company, from May 2016 to June 2018; The Brink's Company, a global leader in security-related services, from January 2016 to November 2017; Insperity, Inc., an industry-leading HR services provider, from March 2015 to June 2017; Darden Restaurants, Inc., a full-service restaurant company, from October 2014 to September 2015; Tessera Technologies, Inc. (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014; and Integrated Device Technology, Inc., a company that designed, developed, manufactured and marketed a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a B.A. degree in Economics from Tufts University.

The Reporting Persons have engaged, and expect to continue to engage, in discussions with the Issuer regarding the composition of the Board, including the need for stockholder representation on the Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Starboard Value LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner

Date: 04/14/2025

STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager

Date: 04/14/2025

STARBOARD VALUE & OPPORTUNITY S LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager

Date: 04/14/2025

Starboard Value & Opportunity C LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value R LP, its general partner

Date: 04/14/2025

Starboard Value R LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner

Date: 04/14/2025

Starboard Value & Opportunity Master Fund L LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner

Date: 04/14/2025

Starboard Value L LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner

Date: 04/14/2025

Starboard Value R GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory

Date: 04/14/2025

Starboard X Master Fund Ltd

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager

Date: 04/14/2025

Starboard G Fund, L.P.

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory for Starboard Value G GP, LLC, its general partner

Date: 04/14/2025

Starboard Value G GP, LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory for Starboard Value A LP, its general partner

Date: 04/14/2025

Starboard Value A LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory for Starboard Value A GP LLC, its general partner

Date: 04/14/2025

Starboard Value A GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory

Date: 04/14/2025

Starboard Value GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member

Date: 04/14/2025

Starboard Principal Co LP

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner

Date: 04/14/2025

Starboard Principal Co GP LLC

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Authorized Signatory

Date: 04/14/2025

Smith Jeffrey C

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith

Date: 04/14/2025

Feld Peter A

Signature: /s/ Lindsey Cara

Name/Title: Lindsey Cara, Attorney-in-Fact for Peter A. Feld

Date: 04/14/2025

Comments accompanying signature: